Exhibit 99.2

Paris, November 24, 2006

ILOG

Société anonyme with a share capital of euros 18,629,709

Registered Office: 9 rue de Verdun, B.P. 85, 94253 Gentilly

Register of Commerce and Companies of Créteil B 340 852 458

DESCRIPTION OF THE REPURCHASE PROGRAM OF OWN SHARES

SUBMITTED TO THE GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON

NOVEMBER 30, 2006

LAUNCHED BY THE BOARD OF DIRECTORS TO BE HELD ON NOVEMBER 30, 2006

Summary of the operation major characteristics

Issuer:

ILOG S.A., société anonyme with a share capital of euros 18,629,709 at September 30, 2006, divided in 18,629,709 shares of nominal value € 1,00 each, negotiated on Eurolist from Euronext Paris S.A. (code ISIN : FR0004042364) and traded in the United States in the form of American Depository Shares (« ADSs »).

Program: repurchase of share capital.

Entitled shares: ordinary shares each of the same category, registered, negotiated on Eurolist from Euronext Paris.

Maximum share percentage to be purchased: 10% of outstanding share capital at the Ordinary General Shareholders’ Meeting to be held on November 30, 2006.

Maximum purchase price per unit: 20 euros or the U.S. dollars equivalent, translated at the rate of the date of operation (free of transaction fees).

Minimum sale price: 5 euros or the U.S. dollars equivalent, translated at the rate of the date of operation (free of transaction fees).

Objectives in decreasing priority order:

–

provide consideration in the context of an acquisition or of an exchange of the Company's shares, including in the context of external growth or issuance of securities giving access to the Company's share capital;

–

implement stock purchase plans for the benefit of the employees or executives of the Company or its affiliates pursuant to applicable laws, in particular through profit-sharing, the award of stock-options, or through a corporate pension fund (Plan d'Epargne d'Entreprise) or other allocations of shares for the benefit of the employees or executives of the Company or its affiliates;

–	cancel such repurchased shares, subject to Shareholders' approval of a resolution;
–	improve and maintain the liquidity of the shares on the market through a liquidity contract entered into with an investment services provider; and
–	take into account any market practice recognized by the AMF, after the date of filing of the Annual Report on Form 20-F or Document de Reference.

Program duration: this authorization expires at the close of the Ordinary General Shareholders’ Meeting called to approve the accounts for fiscal year ending June 30, 2007.

The Company operates in the software industry. ILOG is a worldwide provider of enterprise software and services. We develop, market, sell and support business rule management systems, as well as optimization-based decision tools and applications, and visualization software components. The Company’s shares are traded on the Nouveau Marché, then Eurolist from Euronext Paris S.A. (code ISIN:

FR0004042364) since December 3, 1998 and on the form of ADS on the NASDAQ National Market since February 20, 1997.

I.	DATE OF SHAREHOLDERS MEETING CALLED TO AUTHORISE THE REPURCHASE PROGRAM

Established by applying article L. 451-3 of French Code Monétaire et Financier and articles 241-1 and following of the Règlement Général de l’Autorité des Marchés Financiers («AMF»), this current repurchase program aims to describe the terms and objectives of the repurchase by ILOG of its own shares, that will be subject to the Shareholders’ Meeting approval on November 30 2006.

The previous repurchase program approved by the Shareholders’ Meeting on November 29, 2005 is canceled and replaced by this current repurchase program.

II.	NUMBER OF SHARES AND SHARE CAPITAL THE COMPANY OWNS DIRECTLY OR INDIRECTLY

As of October 31, 2006, the Company owned 532 170 own shares (of which 450 044 shares repurchased directly by the Company and a net total of 82 126 own shares repurchased through the liquidity contract), representing 2.9% of the capital of the Company.

At this same date, the Company had no open position (purchase, sale) on its own shares, and no shares have been cancelled by the Company during the 24 last months.

III.	DISTRIBUTION OF SHARE CAPITAL OWNED AT THE DATE OF THIS REPURCHASE PROGRAM PUBLICATION BY OBJECTIVES

For these 532 170 shares, the objectives are the following:

–

provide consideration in the context of an acquisition or of an exchange of the Company's shares, including in the context of external growth or issuance of securities giving access to the Company's share capital;

–

implement stock purchase plans for the benefit of the employees or executives of the Company or its affiliates pursuant to applicable laws, in particular through profit-sharing, the award of stock-options, or through a corporate pension fund (Plan d'Epargne d'Entreprise) or other allocations of shares for the benefit of the employees or executives of the Company or its affiliates;

–	cancel such repurchased shares, subject to Shareholders'approval of a resolution;
–	improve and maintain the liquidity of the shares on the market through a liquidity contract entered into with an investment services provider; and
–	take into account any market practice recognized by the AMF, after the date of filing of the Annual Report on Form 20-F or Document de Reference.

For the purpose of this before last objective, ILOG has signed a liquidity contract on April 10, 2006 with Oddo Corporate Finance, limited to its shares on Eurolist d’Euronext. This contract runs until December 31, 2006, and is tacitly renewable for successive periods of 12 months. It is compliant with with the AFEI Charter, approved by the AMF on a decision dated March 22, 2005.

IV.	REPURCHASE PROGRAM OBJECTIVES

The objectives of this repurchase program are in decreasing priority order:

–

provide consideration in the context of an acquisition or of an exchange of the Company's shares, including in the context of external growth or issuance of securities giving access to the Company's share capital;

–

implement stock purchase plans for the benefit of the employees or executives of the Company or its affiliates pursuant to applicable laws, in particular through profit-sharing, the award of stock-options, or through a corporate pension fund (Plan d'Epargne d'Entreprise) or other allocations of shares for the benefit of the employees or executives of the Company or its affiliates;

–	cancel such repurchased shares, subject to Shareholders'approval of a resolution;
–	improve and maintain the liquidity of the shares on the market through a liquidity contract entered into with an investment services provider; and
–	take into account any market practice recognized by the AMF, after the date of filing of the Annual Report on Form 20-F or Document de Reference.

V.	MAXIMUM PART OF SHARE CAPITAL MAXIMUM NUMBER AND CHARACTERISTICS OF SHARES THAT THE ISSUER PROPOSES TO ACQUIRE AS WELL AS MAXIMUM PURCHASE PRICE

1 - Maximum part of share capital to be purchased and maximum cash dedicated to the transaction

▪

ILOG would be authorized to repurchase up to 10% of its share capital as of the date of the general Shareholders’ Meeting on November 30, 2006, therefore 1,862,970 shares. The Company commits not to exceed, directly or indirectly, at any time, the legal and authorized threshold of 10%.

▪	The maximum amount authorized for this transaction is 20 million euros. The Company intends to use the entirety of the authorized program.
▪	The General Shareholders’ Meeting would authorize the share repurchase at a maximum price of 20 euros per share (free of transaction fees).
▪	Moreover the minimum sale price of the shares amounts to 5 euros per share (free of transaction fees).
▪	The Company commits to maintain a minimum floating number of shares, respecting the threshold defined by Euronext Paris S.A.
▪

According to article L.225-210 of French Code de commerce, the Company has enough retained earnings to realize this present program. This program cannot exceed consolidated retained earnings in equity in the last published financial statements at June 30, 2006, which amount to 38,431,441 euros.

2 - Terms of repurchases

The shares could be repurchased, in whole or in part, on the mutual agreement market, or by purchase of shares in block. Despite the authorization to use derivative financial instruments that could be given by the General Shareholders’ Meeting, the Company does not intend to have recourse to this possibility.

Purchases or sales of shares in block could happen on the entirety of the program. Nonetheless in the case of the use of the repurchase program to regulate prices, purchases or sales in block would be limited.

The repurchase program could also be used in a public offering/exchange period, in the limits that could allow securities exchange regulations.

3 – Characteristics of shares of this program

▪	Nature of shares repurchased: ordinary shares, registered of the same category, negotiated on Eurolist from Euronext Paris
▪	Issuer : ILOG
▪	ISIN registration number : FR0004042364

4 – Terms of financing the repurchase program

ILOG intends to finance the repurchase program on its available cash, or through debt for additional needs that would exceed its auto financing capabilities.

Cash and cash equivalents, and net equity extracted from the consolidated financial statements as of June 30, 2006 amount to 54,468,797 euros and 53,735,439 euros respectively. The Company does not have any financial debts at this date.

VI.	DURATION AND CALENDAR OF THE PROGRAM

The repurchase program would begin at the date of the Shareholders’ Meeting and expire at the Ordinary Shareholders’ Meeting to be called to approve the financial statements for the fiscal year ended June 30, 2007, and in all cases for a duration that cannot exceed 18 months, therefore at the latest on May 30, 2008 if the General Meeting called on November 30, 2006 meets on first call.

In application of article L.225-209 of French Code de commerce, the shares can only be cancelled in the limit of 10% of share capital on a 24 month-period.

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VII.	SUMMARY OF TRANSACTIONS REALIZED BY THE COMPANY IN THE PREVIOUS REPURCHASE PROGRAM

Following the previous repurchase program published on November 25, 2005 and approved by the Shareholders’ Meeting on November 29, 2005 and expiring on May 25, 2007, as of October 31, 2006 the following shares had been purchased by the Company:

DECLARATION SUMMARY

Declaration by the issuer of transactions realized on own shares from July 1, 2005 to November 21, 2006

Percentage of share capital owned directly or indirectly: 2.9%

Number of shares cancelled during the last 24 months: none

Number of shares held in portefolio: 450 044

Accounting value of portefolio as of September 30, 2006: 4 060 K€

Market value of portefolio as of November 21, 2006: 4 388 K€

	Cumulative		Open positions at the date of this repurchase program
	Purchases	Sales	Buying open positions		Selling open positions
Number of shares	737,668	282,021	Buying options purchased	Forward purchase	Buying options sold	Forward selling
Average maximum deadline			-	-	-	-
Average rate of Transaction	11.8	11.4
Amounts (K€)	8,713	3,217

The Company had never used derivative instruments in its repurchase programs transactions.

VIII.	RECENT EVENTS

The Company has published a press release of its first quarter closed September 30, 2006 results on October 26 on its website: www.ilog.com, and a form 6K on the SEC website. ILOG has published its Annual Form 20F on October 6, 2006 and 20F/A on October 13, 2006, available on the SEC and the Company’s websites.

.

Pierre Haren Chairman and CEO